SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.


    Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SPRINT RETIREMENT SAVINGS PLAN
                          FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251








                            TOTAL NUMBER OF PAGES 26
                            EXHIBIT INDEX AT PAGE 24

                    REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 2002 and 2001.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 2002, 2001, and 2000.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 2002.
     -Reportable Transactions For the Year Ended December 31, 2002.

6. Exhibits:
     -Consent of Ernst & Young LLP (Exhibit 23a).
     -Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
      Section 906 of the Sarbanes - Oxley Act of 2002 (Exhibit 99).

                         SPRINT RETIREMENT SAVINGS PLAN


                          FOR BARGAINING UNIT EMPLOYEES


                               2002 ANNUAL REPORT


                                      WITH


                         REPORT OF INDEPENDENT AUDITORS

                         SPRINT RETIREMENT SAVINGS PLAN

                          FOR BARGAINING UNIT EMPLOYEES

                          Index to Financial Statements





Report of Independent Auditors



Financial Statements

  * Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

  * Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002, 2001, and 2000

  *   Notes to Financial Statements



Supplemental Schedules

 * Schedule I     Investments as of December 31, 2002

 * Schedule II    Reportable Transactions for the Year Ended December 31, 2002

                         Report of Independent Auditors

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

Kansas City, Missouri
June 6, 2003



                                     SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                        (Thousands of Dollars)


                                                                                       December 31,
                                                                       2002                                  2001
                                                               ----------------------                 --------------------

PLAN ASSETS

  Investments at fair value                                                $ 196,091                            $ 291,924

  Receivables:
    Receivables for unsettled security sales                                      13                                  608
    Transfer receivable                                                           33                                  302
    Contributions receivable                                                       -                                    2
    Other receivables                                                              -                                   12
    Accrued interest and dividend income                                           2                                    7
                                                               ----------------------                 --------------------
      Total assets                                                           196,139                              292,855


PLAN LIABILITIES

  Benefit payment payable                                                          7                                  146
  Loan repayment payable                                                           3                                    8
  Accrued transfer payable                                                        59                                  400
  Forfeiture payable                                                               1                                    -
  Other payables                                                                  13                                    -
                                                               ----------------------                 --------------------

      Total liabilities                                                           83                                  554
                                                               ----------------------                 --------------------

  Net assets available for benefits                                        $ 196,056                            $ 292,301
                                                               ======================                 ====================

                                                 See Notes to Financial Statements.




                                   SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      (Thousands of Dollars)


                                                                           Years Ended December 31,
                                                               2002                   2001                   2000
                                                        -------------------      ----------------      -----------------


Investment income:

  Interest                                                       $     869             $   2,509              $   2,723
  Dividends                                                          2,522                 3,209                  7,474
  Net realized and unrealized appreciation (depreciation)
     in the fair value of investments                             (102,045)                1,606               (249,729)
                                                        -------------------      ----------------      -----------------

        Net investment income (loss)                               (98,654)                7,324               (239,532)


Contributions - employer (net)                                       5,318                 6,772                  6,819
Contributions - employees                                           13,363                14,638                 14,545
Administrative fees                                                     (3)                   (2)                   (17)
Withdrawals                                                        (15,853)              (14,565)               (33,307)
Inter-plan fund transfers (net)                                       (416)               (3,939)                (6,347)
                                                        -------------------      ----------------      -----------------

        Net increase (decrease)                                    (96,245)               10,228               (257,839)

Net assets available for benefits:
  Beginning of year                                                292,301               282,073                539,912
                                                        -------------------      ----------------      -----------------

  End of year                                                    $ 196,056             $ 292,301              $ 282,073
                                                        ===================      ================      =================

                                          See Notes to Financial Statements.



          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

General

The Plan is a defined contribution plan established by Sprint Corporation ("Sprint" or the "Company") and adopted by a number of its subsidiaries that provide local telecommunications services.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Participation in the Plan is voluntary. Individuals who are represented by a collective bargaining unit that has negotiated for benefits under the Plan and who are employed by the Company or one of its adopting subsidiaries are eligible to participate upon date of hire. Employees of the Company or one of its subsidiaries which are not eligible to participate in the Plan may be eligible to participate in one of other similar plans established by the Company.

Contributions

Participants can contribute a portion of their salary or wages to a pre-tax account up to the maximum amount designated in their collective bargaining agreement under which they are covered. This amount is referred to as the basic contribution. Federal income taxes are deferred on these amounts contributed to the pre-tax accounts until the funds are withdrawn from the Plan.

Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $11,000 for the 2002 plan year and $10,500 for both the 2001 and the 2000 plan years. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the nondiscrimination provisions of the Code. Previously, certain participants were allowed to make after-tax contributions when so provided. Currently contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawals, equals the total of the Company contribution as required under the applicable collective bargaining agreements.

Contributions are made in Company common stocks with a market value equal to the Company contribution requirement.

          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Effective the first quarter of the 2000 plan year, the allocation of the Company matching contribution is subject to change based on the relative market capitalization of FON and PCS stocks. During the 2001 plan year, the Company contribution invested in FON stock ranged from 43% to 51% and the company matching contribution invested in PCS stock ranged from 49% to 57%. During the 2002 plan year, the company contribution invested in FON stock ranged from 43% to 68% and the company matching contribution invested in PCS stock ranged from 32% to 57%. The allocation changes on a quarterly basis based on the relative market capitalization.

If so provided in the applicable collective bargaining agreement, the Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, will be based on a quarterly comparison of the performance of the Company's common stocks with the performance of common stocks of other telecommunications companies.

Effective March 2002, participants can choose to receive Sprint FON dividends as taxable payments annually on vested FON company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. Participants who were age 49 (or older) on December 31, 2001 and who were making the maximum elective contribution for the year were eligible to make an additional $1,000 in pre-tax contributions to their Plan Account.

Investment Funds

Participants may direct their contributions into any of twenty-five funds among the Growth Stock Funds, Dividend Growth Stock Fund, Balanced Stock Funds, Money Market Fund, Bond Funds, International Equity Funds, Small Capitalization Growth Stock Fund, Small Capitalization Value Stock Funds, Mid Capitalization Growth Stock Fund, Mid Capitalization Value Stock Fund, Equity Index Fund and Emerging Market Equity Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Fund were invested in the PIMCO Total Return Investment Fund, Inc., the Fidelity Magellan Fund, Inc., the Fidelity Dividend Growth Fund, Inc., the Fidelity Equity Income Fund, Inc. and the Fidelity Overseas Fund, Inc., respectively. The Mid Capitalization Growth Stock Fund invested in the Fidelity OTC Portfolio Fund, Inc. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, three existing investment vehicles in the Plan were replaced. The Interest Income Fund managed by Fidelity Management Trust Company was replaced by a PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (1 Account).

          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

The PIMCO Total Return Investment Fund, Inc. was replaced by another PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio, Inc. (B Account). A new U.S. Stock Index Fund, i.e., Barclays' Equity Index Fund, Inc., replaced the Fidelity U.S. Equity Index Fund.

The  five pre-mixed portfolio investment options that the Plan offers are
Conservative  Growth  Portfolio,  Moderate  Growth   Portfolio, Balanced
Growth Portfolio, High Growth Portfolio and Aggressive Growth Portfolio. The Growth Stock Funds were invested in Harbor Capital Appreciation Fund,
Inc. and the White Oak Growth Stock Fund, Inc. from July 2001 through December 2002. Effective December 31, 2002, Harbor Capital Appreciation Fund, Inc. and White Oak Growth Stock Fund were replaced by Jennison Associates LLC Separately Managed Account and Oak Associates, Ltd.
Separately Managed Account, respectively.   The  Growth  Stock Funds  is  also
invested in the Fidelity Magellan Fund, Inc. The Large Blend Stock Fund is invested in the Fidelity Dividend Growth Fund, Inc. The International Equity Funds are invested in the Janus Aspen Worldwide Growth Fund, Inc., the Capital Guardian International Equity Fund, Inc. and the Barclays'
EAFE Equity Index Fund, Inc. in addition to the Fidelity Overseas Fund, Inc. The Bond Funds are invested in the PIMCO High Yield Fund, Inc., the PIMCO Foreign Bond Fund, Inc. and the GMO Emerging Country Debt Share Fund, Inc. in addition to the PIMCO Separately Managed Portfolio, Inc. The Balanced Stock Fund was invested in the Barclays' Russell 1000 Value Index
Fund  from  July 2001  through  December  2002.   Effective  December  31,
2002, the balances and future contributions of Barclays' Russell 1000 Value Index Fund were re-directed to Harris Associates, L.P. Separately Managed Account. The Balanced Stock Fund is also invested in the Fidelity Equity Income Fund, Inc. The Money Market Fund is invested in Barclays' Money Market Fund, Inc. The Small Capitalization Value Stock Fund was invested in the Barclays' Russell 2000 Growth Index Fund, Inc. from July 2001 through
December 2002. Effective December 31, 2002, the balances and future contributions of Barclays' Russell 2000 Growth Index Fund were re-directed to Wall Street Associates Separately Managed Account. The Small
Capitalization Value Stock Fund is also invested in the U.S. Small Capitalization Value Portfolio of DFA, Inc. The Mid-Capitalization Growth Stock Fund is invested in the Fidelity OTC Portfolio, Inc. The Mid-Capitalization Value Stock Fund is invested in the American Century
Equity Income Fund, Inc. And finally, the Emerging Market Equity Fund is invested in the Capital Guardian Emerging Markets Equity Fund, Inc.

Participants are able to invest their own contributions in the Sprint FON Stock Fund and/or the Sprint PCS Stock Fund. For amounts attributable to participants' own contributions, participants are also permitted to transfer their existing balances into and out of those funds.

Participants may redirect the fund in which their current contributions are invested each pay period. Participants may also transfer existing balances on any weekday except holidays or when the New York Stock Exchange is closed. Other limitations on transfers between funds apply in certain circumstances.

         SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

The following represents the number of participants in each investment fund as of December 31, 2002, 2001, and 2000:


                                            Number of Participants
                                                At December 31
                                            2002     2001    2000


Magellan Growth Stock Fund                  3,460   3,713   3,967

Fidelity Equity Income Fund                 1,671   1,788   1,870

Interest Income Fund                        3,237   3,479   3,746

PIMCO Bond Fund                               475     457     445

Fidelity Overseas Fund                        379     409     453

Sprint FON Stock Fund                       5,715   5,962   6,100

Sprint PCS Stock Fund                       5,708   5,970   6,100

Fidelity OTC Portfolio                        471     510     527

Fidelity Dividend Growth Fund                 411     406     320

U.S. Stock Index Fund                         223     229     210

Conservative Growth Portfolio                  24      11      --

Moderate Growth Portfolio                      34      16      --

Balanced Growth Portfolio                      47      29      --

High Growth Portfolio                          39      22      --

Aggressive Growth Portfolio                    52      37      --

Barclay's Money Market Fund                   117      37      --

Barclays' Russell 2000 Index Fund              47      16      --

Barclays' EAFE Equity Index Fund               20      10      --

PIMCO High Yield Fund                          38      13      --

Value Stock Fund I                             24       8      --

Growth Stock Fund I                            38      26      --

American Century Equity Income Fund            89      41      --



         SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)


                                              Number of Participants
                                                  At December 31

                                            2002     2001   2000


Aggressive Growth Stock Fund                  55      31     --

DFA U.S. Small Capitalization Value Fund     109      34     --

Small-Cap Growth Stock Fund                   24       8     --

PIMCO Foreign Bond Fund                       34      10     --

Janus Aspen Worldwide Growth Fund             73      36     --

Capital Guardian International Equity Fund    17       5     --

GMO  Emerging  Market Country  Debt  Share    49       7     --
Fund

Capital  Guardian Emerging Markets  Equity    23       7     --
Fund



Vesting

Participants are 100% vested in their participant contribution account balances at all times.

Effective December 1, 2001, participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

         SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. Withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans

Participants may borrow the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by the Employee Benefits Committee.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Administration and Plan Expenses

The Plan is administered by the Employee Benefits Committee of Sprint. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans are borne by the participants with outstanding loans.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

         SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are generally valued at fair value. The fair value of the common stock is based on the value of the last reported sale in the active market they are traded in on the last business day of the year. The fair value of equity mutual funds and bond mutual funds are valued at the redemption price. The fair value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 26, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

                               SPRINT RETIREMENT SAVINGS PLAN
                               FOR BARGAINING UNIT EMPLOYEES
                               Notes to Financial Statements
                                     December 31, 2002


3.  INVESTMENTS

      The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of net assets available for benefits of the Plan.



                                                                                          (Thousands of Dollars)
                                                                                                December 31,
                                                                                    2002                          2001
                                                                              -----------------            -------------------


            Investments at Fair Value as
                 Determined by Quoted Market Price:
                          Sprint FON Common Stock                                     $ 53,148                       $ 69,515
                          Sprint PCS Common Stock                                       19,960                         76,875
                          Fidelity Magellan Fund, Inc.                                  47,768                         63,789
                          Fidelity Equity Income Fund, Inc.                             13,137                         16,200
                          PIMCO Separately Managed 1 Account                            35,999                         36,122




                                               SPRINT RETIREMENT SAVINGS PLAN
                                               FOR BARGAINING UNIT EMPLOYEES
                                               Notes to Financial Statements
                                                     December 31, 2002


     3.  INVESTMENTS (Continued)

         During 2002, 2001 and 2000, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:



         Net Realized and Unrealized Appreciation                                 (Thousands of Dollars)
         (Depreciation) in Value                                                 Years Ended December 31,
                                                                    2002                   2001                       2000
                                                              ------------------     -----------------        ------------------

         Investments at Fair Value as Determined
              by Quoted Market Price:
                  Common stock:
                          Sprint FON                                  $ (18,011)           $    (582)               $ (158,499)
                          Sprint PCS                                    (65,996)              12,984                   (77,370)
                  Equity mutual funds                                   (20,163)             (12,422)                  (13,967)
                  Bond mutual funds                                       2,396                1,682                       212
                  Equity index fund                                        (229)                 (59)                     (105)
                  Other                                                     (42)                   3                         -
                                                              ------------------    -----------------        ------------------

                                                                      $(102,045)           $   1,606                $ (249,729)
                                                              ==================    =================        ==================



                    SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                     Notes to Financial Statements
                                             December 31, 2002

4     NON-PARTICIPANT DIRECTED INVESTMENTS

         The funds comprised of company stock (FON Stock Fund and PCS Stock
         Fund) include both participant-directed and nonparticipant-directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:



                                                                                (Thousands of Dollars)
                                                                                Year Ended December 31
                                                                    2002                 2001                2000
                                                              -----------------    -----------------    ----------------

         Investment income:
           Interest                                                   $    285            $     369           $     351
           Dividends                                                     1,735                1,686               1,673
           Net realized and unrealized appreciation (depreciation)
              in the fair value of investments                         (84,007)              12,414            (235,869)
                                                              -----------------    -----------------    ----------------

                 Net investment income (loss)                          (81,987)              14,469            (233,845)

         Contributions - employer (net)                                  5,300                6,772               6,856
         Contributions - employee                                        4,150                4,956               5,003
         Administrative fees                                                (1)                  (1)                 (3)
         Withdrawals                                                    (4,790)              (6,169)            (20,945)
         Inter-plan fund transfers (net)                                 1,060               (2,223)             (4,399)
         Intra-plan fund transfers (net)                                   (42)                (440)             13,682
                                                              -----------------    -----------------    ----------------
                 Net increase (decrease)                               (76,310)              17,364            (233,651)

         Net assets available for benefits:
           Beginning of year                                           153,275              135,911             369,562
                                                              -----------------    -----------------    ----------------

           End of year                                                $ 76,965            $ 153,275           $ 135,911
                                                              =================    =================    ================


Of the above net assets, information about the net assets of the nonparticipant-directed investments is as follows:




                                                                       (Thousands of Dollars)
                                                                            December 31,
                                                                    2002                 2001
                                                              -----------------    -----------------


Net Assets:
         FON Stock Fund                                               $ 42,606             $ 16,845
         PCS Stock Fund                                                  8,124               32,743



          SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         Notes to Financial Statements
                              December 31, 2002


  5. RELATED PARTY TRANSACTIONS

     Non-participant directed contributions are made directly to the FON and PCS stock funds. In addition, participants can elect to contribute a percentage of their contribution to these funds. In 2002, approximately $4 million and $5 million were contributed to the FON and PCS stock funds, respectively. In 2001, approximately $5 million and $7 million were contributed to the FON and PCS stock funds, respectively. In 2000, approximately $5 million and $6 million were contributed to the FON and PCS stock funds, respectively.

                             SUPPLEMENTAL SCHEDULES



                                                                                                       Schedule I
                                                                                                       Page 1 of 2
                                              SPRINT RETIREMENT SAVINGS PLAN
                                              FOR BARGAINING UNIT EMPLOYEES
                                                       Investments
                                                    December 31, 2002


                                                                                        (Thousands of Dollars)
                                                                                                              Fair
                  Identity of Issue                                                 Cost                      Value
-------------------------------------------------------                      --------------------      --------------------

Common stock:
          Sprint Corporation - FON**                                                    $ 73,091                  $ 53,148
          Sprint Corporation - PCS**                                                      65,335                    19,960
                                                                             --------------------      --------------------
              Total common stock                                                         138,426                    73,108

Equity mutual funds:
          Fidelity Magellan Fund, Inc. **                                                 57,788                    47,768
          Fidelity Dividend Growth Fund, Inc. **                                           2,818                     2,278
          Fidelity Equity Income Fund, Inc. **                                            14,819                    13,137
          Fidelity OTC Portfolio Fund, Inc. **                                             4,503                     2,515
          Fidelity Overseas Fund, Inc. **                                                  1,547                       996
          Capital Gardian International Equity Fund                                           42                        40
          Capital Gardian Emerging Market Equity Fund                                         24                        21
          Jennison Associates LLC Separately Managed Account                                  92                        92
          Janus Aspen Worldwide Growth Fund                                                  104                        85
          Oak Associates, Ltd. Separately Managed Account                                     96                        96
          American Century Equity Income Fund                                                454                       435
          DFA U.S. Small-Cap Value Portfolio                                                 488                       389
          Barclays' Russell 2000 Index Fund                                                  100                        85
          Barclays' EAFE Equity Index Fund                                                    18                        16
          Harris Associates, L.P. Separately Managed Account                                  44                        44
          Wall Street Associates Separately Managed Account                                   34                        34
                                                                             --------------------      --------------------
              Total equity mutual funds                                                   82,971                    68,031

Bond mutual funds:
          PIMCO High Yield Fund                                                               67                        65
          PIMCO Foreign Bond Fund                                                             78                        79
          GMO Emerging Country Debt Share Fund                                               162                       160
          PIMCO Separately Managed 1 Account                                              32,784                    35,999
          PIMCO Separately Managed B Account                                               2,493                     2,787
                                                                             --------------------      --------------------
              Total bond mutual funds                                                     35,584                    39,090

U.S. Stock index fund:
          Barclays' Equity Index Fund                                                      1,144                       878

Short-term investments:
          Barclays' Money Market Fund                                                      1,177                     1,177
          Fidelity Investment Cash Portfolio **                                            1,786                     1,786
          Fidelity Retirement Market Account**                                                 4                         4
                                                                             --------------------      --------------------
              Total short-term investments                                                 2,967                     2,967




                                                                                                                Schedule I
                                                                                                               Page 2 of 2
                                              SPRINT RETIREMENT SAVINGS PLAN
                                              FOR BARGAINING UNIT EMPLOYEES
                                                       Investments
                                                    December 31, 2001


                                                                                        (Thousands of Dollars)
                                                                                                              Fair
                  Identity of Issue                                                 Cost                      Value
-------------------------------------------------------                      --------------------      --------------------


Other:
          Conservative Growth Portfolio                                                $     189                 $     192
          Moderate Growth Portfolio                                                           59                        58
          Balanced Growth Portfolio                                                          138                       130
          High Growth Portfolio                                                              183                       167
          Aggressive Growth Portfolio                                                         80                        72
                                                                             --------------------      --------------------
              Total other investments                                                        649                       619

Notes receivable from participants                                                        11,398                    11,398
                                                                             --------------------      --------------------

Total Investments                                                                      $ 273,139                 $ 196,091
                                                                             ====================      ====================


   **     Indicates party-in-interest to the Plan.



                                                                  Schedule II

            SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                REPORTABLE TRANSACTIONS
                         For the Year Ended December 31, 2002
                                 (Thousands of Dollars)








NO REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension & Savings Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan
                              for Bargaining Unit Employees


Date:     June 24, 2003       By: /s/ Gene M. Betts
                              ----------------------------
                                  Gene Betts
                                  Pension & Savings Trusts Committee Member

                        EXHIBIT INDEX




Exhibit Number                                         Page



  23a         Consent of Ernst & Young LLP              25


  99          Certification in Compliance with 18       26
              U.S.C. Section 1350 as Adopted
              Pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002.